File No. 333-30323
                                                          CIK #896955

                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004

                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact Name of Trust:         Insured Municipals Income Trust and Investors'
                                Quality Tax-Exempt Trust, Multi-Series 295

B. Name of Depositor:           Van Kampen American Capital Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                One Parkview Plaza
                                Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   Chapman and Cutler           Van Kampen American Capital Distributors, Inc.
   Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
   111 W. Monroe Street         One Parkview Plaza
   Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181

E.   Title of securities being registered:  Units of fractional undivided beneficial interest.

F.   Approximate date of proposed sale to the public:

   As soon as practicable after the effective date of the Registration
                                Statement

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 295

                          Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

 Form N-8B-2                               Form S-6
 Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust                  )
   (b)  Title of securities issued     ) Prospectus Part I Front Cover Page

2. Name and address of Depositor       ) Part II-Introduction
                                       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Trust Administration

3. Name and address of Trustee         ) Part II-Introduction
                                       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Trust Administration

4. Name and address of principal       ) Part I-Other Matters-Underwriting
     underwriter                       )

5. Organization of trust               ) Part II-Introduction

6. Execution and termination of        ) Part II-Introduction
     Trust Indenture and Agreement     ) Part II-Trust Administration

7. Changes of Name                     ) *

8. Fiscal year                         ) *

9. Material Litigation                 ) *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding      ) Part II-Introduction
      trust's securities and rights    ) Part II-Unitholder Explanations
      of security holders              ) Part II-Trust Administration

11. Type of securities comprising      ) Part II-Introduction
      units                            ) Part I-Trust Information
                                       ) Part I-Portfolios

12. Certain information regarding      ) *
      periodic payment certificates    )

13. (a)  Load, fees, charges and       ) Part II-Introduction
      expenses                         ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Unitholder Explanations
                                       ) Part I-Trust Information
                                       ) Part II-Trust Administration

    (b)  Certain information regard-   ) *
           ing periodic payment plan   )
           certificates                )

    (c)  Certain percentages           ) Part I-Summary of EssentialFinancial
                                       ) Information
                                       ) Part II-Unitholder Explanations

    (d)  Certain other fees,           ) Part II-Unitholder Explanations
           expenses or charges         ) Part II-Trust Administration
           payable by holders          )

    (e)  Certain profits to be         ) Part II-Unitholder Explanations
           received by depositor,      ) Part I-Other Matters-Underwriting
           principal underwriter,      ) Part I-Notes to Portfolios
           trustee or affiliated       )
           persons                     )

    (f)  Ratio of annual charges       ) *
           to income                   )

14. Issuance of trust's securities     ) Part II-Unitholder Explanations

15. Receipt and handling of payments   ) *
      from purchasers                  )

16. Acquisition and disposition of     ) Part II-Introduction
      underlying securities            ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

17. Withdrawal or redemption           ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

18. (a)  Receipt and disposition       ) Part II-Introduction
      of income                        ) Part II-Unitholder Explanations

    (b)  Reinvestment of distribu-     ) *
           tions                       )

    (c)  Reserves or special funds     ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

    (d)  Schedule of distributions     ) *

19. Records, accounts and reports      ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

20. Certain miscellaneous provisions   ) Part II-Trust Administration
      of Trust Agreement               )

21. Loans to security holders          ) *

22. Limitations on liability           ) Part I-Portfolios
                                       ) Part II-Trust Administration

23. Bonding arrangements               ) *

24. Other material provisions of       ) *
      trust indenture or agreement     )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor          ) Part II-Trust Administration

26. Fees received by Depositor         ) Part II-Trust Administration

27. Business of Depositor              ) Part II-Trust Administration

28. Certain information as to          )
      officials and affiliated         ) *
      persons of Depositor             )

29. Companies owning securities of     ) *
      Depositor                        )

30. Controlling persons of Depositor   ) *

31. Compensation of Directors          ) *

32. Compensation of Directors          ) *

33. Compensation of Employees          ) *

34. Compensation to other persons      ) Part II-Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's            ) Part II-Introduction
      securities by states             ) Part II-Settlement of Bonds in
                                       ) theTrusts

36. Suspension of sales of trust's     ) *
      securities                       )

37. Revocation of authority to         ) *
      distribute                       )

38. (a)  Method of distribution        )

    (b)  Underwriting agreements       ) Part II-Unitholder Explanations

    (c)  Selling agreements            )

39. (a)  Organization of principal     )
           underwriter                 )
                                       ) Part II-Trust Administration
    (b)  N.A.S.D. membership by        )
           principal underwriter       )

40. Certain fees received by           ) *
      principal underwriter            )

41. (a)  Business of principal         ) Part II-Trust Administration
      underwriter                      )

    (b)  Branch offices of principal   ) *
      underwriter                      )

    (c)  Salesmen of principal         ) *
      underwriter                      )

42. Ownership of securities of the     ) *
      trust                            )

43. Certain brokerage commissions      )
      received by principal            ) *
      underwriter                      )

44. (a)  Method of valuation           ) Part II-Introduction
                                       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

    (b)  Schedule as to offering       ) *
           price                       )

    (c)  Variation in offering price   ) Part II-Unitholder Explanations
           to certain persons          )

45. Suspension of redemption rights    ) *

46. (a)  Redemption valuation          ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

    (b)  Schedule as to redemption     ) *
      price                            )

47. Purchase and sale of interests     ) Part II-Unitholder Explanations
      in underlying securities         ) Part II-Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of     ) Part II-Trust Administration
      trustee                          )

49. Fees and expenses of trustee       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Trust Administration

50. Trustee's lien                     ) Part II-Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's    )
      securities                       ) *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-    )
           ment with respect to        )
           replacement or elimi-       ) Part II-Trust Administration
           nation of portfolio         )
           securities                  )

    (b)  Transactions involving        )
           elimination of underlying   ) *
           securities                  )

    (c)  Policy regarding substitu-    ) Part II-Trust Administration
           tion or elimination of      )
           underlying securities       )

    (d)  Fundamental policy not        ) *
           otherwise covered           )

53. Tax Status of trust                ) Part I-Trust Information
                                       ) Part II-Federal Tax Status


              VIII.  Financial and Statistical Information

54. Trust's securities during          ) *
      last ten years                   )

55.                                    )
                                       )

56. Certain information regarding      ) *
                                       )

57. Periodic payment certificates      )

58.                                    )

59. Financial statements (Instruc-     ) Part I-Other Matters
      tions 1(c) to Form S-6)          )


__________________________________
* Inapplicable, omitted, answer negative or not required


October 16, 1997

Van Kampen American Capital

Prospectus Part I


Insured Municipals Income Trust
and Investors' Quality Tax-Exempt Trust, Multi-Series 295
     California IM-IT 170    Virginia Quality 79

This Part I of the Prospectus may not be distributed unless accompanied by
Part II. Both parts of this Prospectus should be retained for future reference.

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of two underlying separate unit investment trusts designated as California Insured Municipals Income Trust, Series 170 (the "California IM-IT
Trust" ) and Virginia Investors' Quality Tax-Exempt Trust, Series 79 (the "Virginia Quality Trust" ). The various trusts are collectively referred to herein as the "Trusts" or the "State Trusts" , while the California IM-IT Trust is sometimes referred to herein as the " Insured Trust" and the Virginia Quality Trust is sometimes referred to herein as the "Quality Trust" . Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "Securities" ). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Notwithstanding anything to the contrary in Part II of this Prospectus, the amounts set forth under "Summary of Essential
Financial Information" and "Per Unit Information" for each Trust are computed as of 8 A.M. Central Time on the Date of Deposit.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 INSURED MUNICIPALS INCOME TRUST
 AND INVESTORS' QUALITY TAX-EXEMPT TRUST, Multi-Series 295
 As of 8:00 A.M. Central Time on the Date of Deposit: October 16, 1997

Sponsor:      Van Kampen American Capital Distributors, Inc.
Evaluator:    American Portfolio Evaluation Services
              (A division of an affiliate of the Sponsor)
Trustee:      The Bank of New York

                                                                                         California     Virginia
                                                                                          IM-IT          Quality
GENERAL INFORMATION                                                                      Trust           Trust
                                                                                        -------------- -------------
Principal Amount (Par Value) of Securities in Trust <F1>............................... $    3,005,000 $   3,000,000
Number of Units........................................................................          3,033         3,024
Fractional Undivided Interest in the Trust per Unit ...................................        1/3,033       1/3,024
Principal Amount (Par Value) of Securities per Unit.................................... $       990.77 $      992.06
Public Offering Price: ................................................................
 Aggregate Offering Price of Securities in Portfolio................................... $    2,884,395 $   2,875,839
Aggregate Offering Price of Securities per Unit........................................ $       951.00 $      951.00
Sales Charge <F2>...................................................................... $        49.00 $       49.00
Public Offering Price per Unit <F3>.................................................... $     1,000.00 $    1,000.00
Redemption Price per Unit <F3>......................................................... $       943.70 $      943.56
Secondary Market Repurchase Price per Unit <F3>........................................ $       951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $        56.30 $       56.44
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $         7.30 $        7.44
Minimum Value of the Trust under which Trust Agreement may be terminated............... $      601,000 $     600,000

First Settlement Date................October 21, 1997
Evaluator's Annual Supervisory Fee...Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....$0.30 per $1,000 principal amount of Bonds
Evaluation Time......................4:00 p.m. Eastern Time

----------

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trust's termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and as a percentage of the aggregate offering price of the Securities are set forth under "Unitholder Explanations--Public
Offering--General" in Part II of this Prospectus.

<F3>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Unitholder Explanations--Public Offering--Market for Units" in Part II of this
Prospectus.



   CALIFORNIA IM-IT TRUST

--------------------------------------------------------------------------
General. The California IM-IT Trust consists of 9 issues of Securities. None of the Bonds in the California IM-IT Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total California IM-IT Trust) as follows: Health Care, 2 (20%); Transportation, 2 (19%); Certificate of Participation, 1 (17%); General Purpose, 1 (16%); Retail Electric/Gas/Telephone, 1 (14%); Tax District, 1 (10%) and Water and Sewer, 1 (4%). No Bond issue has received a provisional rating.

Risk Factors. The Trust will invest substantially all of its assets in California Municipal Obligations. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations. These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State" ) and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in official statements for various California Municipal Obligations.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

California's economy is the largest among the 50 states and one of the largest in the world. The State's population of almost 32 million represents 12.3% of the total United States population and grew by 27% in the 1980's. Personal income in the State, at an estimated $815 billion in 1996, accounts for approximately 13% of all personal income in the nation. Total employement is over 14 million, the majority of which is in the service, trade and manufacturing sectors.

From mid-1990 to late 1993, the State's economy suffered its worst recession since the 1930's, with recovery starting later than for the nation as a whole. The State has experienced the worst job losses of any post-war recession. Prerecession job levels may not be realized until near the end of the decade. The largest job losses have been in Southern California, led by declines in the aerospace and construction industries. Weakness statewide occurred in manufacturing, construction, services and trade. Additional military base closures will have further adverse effects on the State's economy later in the decade.

Since the start of 1994, the California economy has shown signs of steady recovery and growth. The State Department of Finance reports net job growth, particularly in construction and related manufacturing, wholesale and retail trade, transportation, recreation and services. This growth has offset the continuing but slowing job losses in the aerospace industry and restructuring of the finance and utility sectors. Unemployment in the State was down substantially in 1994 from its 10% peak in January, 1994, but still remains higher than the national average rate. Retail sales were up strongly in 1994 from year-earlier figures. Delay or slowdown in recovery will adversely affect State revenues.

Certain California Municipal Obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly,
Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13, and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of " general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

California and its local governments are subject to an annual " appropriations limit" imposed by Article XIIIB of the California
Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending " appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consists of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" excludes most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 by Proposition 111 to follow more closely growth in California's economy.

"Excess" revenues are measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of any excess revenues is to be distributed to K-12 school districts and community college districts (collectively, "K-14 districts" ) and the other 50% is to be refunded to taxpayers. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. Local governments may, by voter approval, exceed their spending limits for up to four years.

Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or
Article XIIIB on California Municipal Obligations or on the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiative or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. Total outstanding general obligation bond and lease purchase debt of the State increased from $9.4 billion at June 30, 1987 to $23.5 billion at June 30, 1994. In FY 1993-94, debt service on general obligation bonds and lease purchase debt was approximately 5.2% of General Fund revenues.

The principal sources of General Fund revenues in 1993-94 were the California personal income tax (44% of total revenues), the sales tax (35%), bank and corporation taxes (12%), and the gross premium tax on insurance (3%). California maintains a Special Fund for Economic Uncertainties (the " Economic Uncertainties Fund" ), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund.

Throughout the 1980's, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 33%).

Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates significantly higher than the growth rates for the principal revenue sources of the General Fund. These structural concerns will be exacerbated in coming years by the expected need to substantially increase capital and operating funds for corrections as a result of a "Three Strikes" law enacted in 1994.

As a result of these factors, among others, from the late 1980's until 1992-1993, the State had a period of nearly chronic budget imbalance, with expenditures exceeding revenues in four out of six years, and the State accumulated and sustained a budget deficit in the budget reserve, the Special Fund for Economic Uncertainties ("SFEU" ) approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-91 Fiscal Year and for each year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance and to close large " budget gaps" which were identified. The Legislature and Governor eventually agreed on a number of different steps to produce Budget Acts in the years 1991-92 to 1994-95, including: significant cuts in health and welfare program expenditures; transfers of program responsibilities and funding from the State to local governments, coupled with some reduction in mandates on local government; transfer of about $3.6 billion in annual local property tax revenues from cities, counties, redevelopment agencies and some other districts to local school districts, thereby reducing State funding for schools; reduction in growth of support for higher education programs, coupled with increases in student fees; revenue increases (particularly in the 1992-93 Fiscal Year budget), most of which were for a short duration; increased reliance on aid from the federal government to offset the costs of incarcerating, educating and providing health and welfare services to undocumented aliens (although these efforts have produced much less federal aid than the State Administration has requested) and various on-time adjustments and accounting changes.

Despite these budget actions, the effects of the recession led to large, unanticipated deficits in the SFEU, as compared to projected positive balances. By the start of the 1993-94 Fiscal Year, the accumulated deficit was so large (almost $2.8 billion) that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, to carry the final retirement of the deficit into 1995-96.

The combination of stringent budget actions cutting State expenditures, and the turnaround of the economy by late 1993, finally led to the restoration of positive financial results. While General Fund revenues and expenditures were essentially equal in FY 1992-93 (following two years of excess expenditures over revenues), the General Fund had positive operating results in FY 1993-94 and 1994-95, which have reduced the accumulated budget deficit to around $600 million as of June 30, 1995.

A consequence of the accumulated budget deficits in the early 1990's, together with other factors such as disbursement of funds to local school districts "borrowed" from future fiscal years and hence not shown in the annual budget, was to significantly reduce the State's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for the 1992-93 Fiscal Year by July 1, 1992, which would have allowed the State to carry out its normal annual cash flow borrowing to replenish its cash reserves, the State Controller was forced to issue registered warrants ("IOUs" ) to pay a variety of obligations representing prior years' or continuing appropriations, and mandates from court orders. Available funds were used to make constitutionally-mandated payments, such as debt service on bonds and warrants. Between July 1 and September 4, 1992 the State Controller issued a total of approximately $3.8 billion of registered warrants. After that date, all remaining outstanding registered warrants (about $2.9 billion) were called for redemptions from proceeds of the issuance of 1992 Interim Notes after the budget was adopted.

The State's cash condition became so serious in late spring of 1992 that the State Controller was required to issue revenue anticipation warrants maturing in the following fiscal year in order to pay the State's continuing obligations. The State was forced to rely increasingly on external debt markets to meet its cash needs, as a succession of notes and warrants (both forms of short-term cash flow financing) were issued in the period from June, 1992 to July, 1994, often needed to pay previously-maturing notes or warrants. These borrowings were used also in part to spread out the repayment of the accumulated budget deficit over the end of a fiscal year.

The State issued $7.0 billion of short-term debt in July, 1994 to meet its cash flow needs and to finance the deferral of part of the accumulated budget deficit to the 1995-96 fiscal year. In order to assure repayment of the $4 billion, 22-month part of this borrowing, the State enacted legislation (the "Trigger Law" ) which can lead to automatic, across-the-board cuts in General Fund expenditures in either the 1994-95 or 1995-96 fiscal years if cash flow projections made at certain times during those years show deterioration from the projections made in July 1994 when the borrowings were made. On November 15, 1994, the State Controller as part of the Trigger Law reported that the cash position of the General Fund on June 30, 1995 would be about $580 million better than earlier projected, so no automatic budget adjustments were required in 1994-95. The Controller's report showed that loss of federal funds was offset by higher revenues, lower expenditures, and certain other increases in cash resources.

For the first time in four years, the State entered the 1995-96 fiscal year with strengthening revenues based on an improving economy. The major feature of the Governor's proposed Budget, a 15% phased tax cut, was rejected by the Legislature.

The 1995-96 Budget Act was signed by the Governor on August 3, 1995, 34 days after the start of the fiscal year. The Budget Act projects General Fund revenues and transfers of $44.1 billion. Expenditures are budgeted at $43.4 billion. The Department of Finance projects that, after repaying the last of the carryover budget deficit, there will be a positive balance of less than $30 million in the budget reserve, the Special Fund for Economic Uncertainties, at June 30, 1996, providing no margin for adverse results during the year.

The Department of Finance projects cash flow borrowings in the 1995-96 Fiscal Year will be the smallest in many years, comprising about $2 billion of notes to be issued in April, 1996, and maturing by June 30, 1996. With full payment of $4 billion of revenue anticipation warrants on April 25, 1996, the Department sees no further need for borrowing over the end of the fiscal year. The Department projects that available cash resources to pay State obligations will be almost $2 billion at June 30, 1996. This "cushion" will be re-examined by the State Controller on October 15, 1995, in the third step in the Budget Adjustment Law process. If the Controller believes the available cash resources on June 30, 1996 will, in fact, be zero or less, her report would start a process which could lead to automatic budget cuts starting in December, 1995.

The principal features of the 1995-96 Budget Act, in addition to those noted above, are additional cuts in health and welfare expenditures (some of which are subject to approvals or waivers by the federal government); assumed further federal aid for illegal immigrant costs; and an increase in per-pupil funding for public schools and community colleges, the first such significant increase in four years.

State general obligation bonds ratings were reduced in July, 1994 to "
A1" by Moody's and "A" by S&P. Both of these ratings were reduced from "AAA" levels which the State held until late 1991. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. Trial courts have recently entered tentative decisions or injunctions which would overturn several parts of the State's recent budget compromises. The matters covered by these lawsuits include a deferral of payments by the State to the Public Employees Retirement System, reductions in welfare payments, and the use of certain cigarette tax funds for health costs. All of these cases are subject to further proceedings and appeals, and if the State eventually loses, the final remedies may not have to be implemented in one year.

There are a number of State agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of the obligations backed by the full faith and credit of the State.

Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund was budgeted at approximately 75% of General Fund expenditures in recent years, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of the post-Proposition 13 "bailout" aid. The largest share of these transfers came from counties, and the balance from cities, special districts and redevelopment agencies. In order to make up this shortfall, the Legislature proposed and voters approved in 1993 dedicating 0.5% of the sales tax to counties and cities for public safety purposes. In addition, the Legislature has changed laws to relieve local governments of certain mandates, allowing them to reduce costs.

To the extent the State should be constrained by its Article XIII appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be further reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. At lease one rural county (Butte) publicly announced that it might enter bankruptcy proceedings in August, 1990, although such plans were put off after the Governor approved legislation to provide additional funds for the county. Other counties have also indicated that their budgetary condition is extremely grave. The Richmond Unified School District (Contra Costa County) entered bankruptcy proceedings in May, 1991 but the proceedings have been dismissed. Los Angeles County, the largest in the State, has reported severe fiscal problems, leading to a nominal $1.2 billion deficit in its $11 billion budget for the 1995-96 Fiscal Year. To balance the budget, the county has imposed severe cuts in services, particularly for health care. The Legislature is considering actions to help alleviate the County's fiscal problems, but none were completed before August 15, 1995. As a result of its bankruptcy proceedings (discussed further below) Orange County also has implemented stringent cuts in services and has laid off workers.

California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

Several years ago the Richmond Unified School District (the "District"
) entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the original lease transaction. The trial court has upheld the validity of the District's lease, and the case has been settled. Any judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.

The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

Limitations on ad valorem property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the Issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $1.8 billion in aid for both earthquakes, and neither event is expected to have any long-term negative economic impact. Any California Municipal Obligation in the Portfolio could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

On January 17, 1994, a major earthquake with an estimated magnitude 6.8 on the Richter scale struck the Los Angeles area, causing significant property damage to public and private facilities, presently estimated at $15-20 billion. While over $9.5 billion of federal aid, and a projected $1.9 billion of State aid, plus insurance proceeds, will reimburse much of that loss, there will still be some ultimate loss of health and income in the region, in addition to costs of the disruption caused by the event. Short-term economic projections are generally neutral, as the infusion of aid will restore billions of dollars to the local economy within a few months; already the local construction industry has picked up. Although the earthquake will hinder recovery from the recession in Southern California, already hard-hit, its long-term impact is not expected to be material in the context of the overall wealth of the region. There are few remaining effects of the 1989 Loma Prieta earthquake in northern California (which, however, caused less severe damage than Northridge).

On December 7, 1994, Orange County, California (the "County" ), together with its pooled investment fund (the "Pools" ) filed for protection under Chapter 9 of the federal Bankruptcy Code, after reports that the Pools had suffered significant market losses in its investments caused a liquidity crisis for the Pools and the County. Approximately 180 other public entities, most but not all located in the County, were also depositors in the Pools. The County estimated the Pools' loss at about $1.64 billion, or 23%, of its initial deposits of around $7.5 billion. Many of the entities which kept moneys in the Pools, including the County, faced cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. Moody's and Standard & Poor's have suspended, reduced to below investment grade levels, or placed on "Credit Watch" various securities of the County and the entities participating in the Pools.

On May 2, 1995, the Bankruptcy Court approved a settlement agreement covering claims of the other participating entities against the County and the Pools. Most participants have received in cash 80% (90% for school districts) of their Pools' investment; the balance is to be paid in the future. The County succeeded in deferring, by consent, until June 30, 1996, the repayment of $800 million of short-term obligations due in July and August, 1995; these notes are, however, considered to be in default by Moody's and S&P. On June 27, 1995, County voters turned down a proposal for a temporary 0.5% increase in the local sales tax, making the County's fiscal recovery much harder.

The State of California has no obligation with respect to any obligations or securities of the County or any of the other participating entities, although under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate. All school districts were able to meet their obligations in the 1994-95 Fiscal Year.

Tax Status. For a discussion of the Federal tax status of income earned on California IM-IT Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

In the opinion of Orrick, Herrington & Sutcliffe, LLP, special counsel to the Fund for California tax matters, under existing California income and property tax law applicable to individuals who are California residents:

(1)the California IM-IT Trust is not an association taxable as a corporation and the income of the California IM-IT Trust will be treated as the income of the Unitholders under the income tax laws of California;

(2)amounts treated as interest on the underlying Securities in the California IM-IT Trust which are exempt from tax under California personal income tax and property tax laws when received by the California IM-IT Trust will, under such laws, retain their status as tax-exempt interest when distributed to Unitholders. However, interest on the underlying Securities attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax. Further, certain interest which is attributable to a Unitholder subject to the California personal income tax and which is treated as an item of tax preference for purposes of the federal alternative minimum tax pursuant to Section 57(a)(5) of the Internal Revenue Code of 1986 may also be treated as an item of tax preference that must be taken into account in computing such Unitholder's alternative minimum taxable income for purposes of the California alternative minimum tax enacted by 1987 California Statutes, chapter 1138. However, because of the provisions of the California Constitution exempting the interest on bonds issued by the State of California, or by local governments within the state, from taxes levied on income, the application of the new California alternative minimum tax to interest otherwise exempt from the California personal income tax in some cases may be unclear;

(3)under California income tax law, each Unitholder in the California IM-IT Trust will have a taxable event when the California IM-IT Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells Units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gains when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total cost of each Unit in the California IM-IT Trust to a Unitholder is allocated among each of the Bond issues held in the California IM-IT Trust (in accordance with the proportion of the California IM-IT Trust comprised by each Bond issue) in order to determine his per Unit tax cost for each Bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per Unit tax cost of each Bond issue. Unitholders' bases in their units, and the bases for their fractional interest in each Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on Securities delivered after the Unitholders' respective settlement dates;

(4)under the California personal property tax laws, bonds (including the Securities in the California IM-IT Trust) or any interest therein is exempt from such tax;

(5)any proceeds paid under the insurance policy issued to the California IM-IT Trust with respect to the Securities which represent maturing interest on defaulted obligations held by the Trustee will be exempt from California personal income tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations; and

(6)under Section 17280(b)(2) of the California Revenue and Taxation Code, interest on indebtedness incurred or continued to purchase or carry Units of the California IM-IT Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment of interest costs for this purpose. The Franchise Tax Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accord with Internal Revenue Service interpretations of similar Federal provisions.

At the respective times of issuance of the Securities, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax and California personal income tax are rendered by bond counsel to the respective issuing authorities. Except in certain instances in which Orrick, Herrington & Sutcliffe, LLP, acted as bond counsel to issuers of Securities, and as such made a review of proceedings relating to the issuance of certain Securities at the time of their issuance, Orrick, Herrington & Sutcliffe, LLP, has not made any special review for the California IM-IT Trust of the proceedings relating to the issuance of the Securities or of the basis for such opinions.

Per Unit Information:                                                         Semi-
                                                                 Monthly      Annual
                                                                ------------ -----------
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit..................... $     51.15  $    51.15
 Less: Estimated Annual Expense per Unit <F1>.................. $      2.41  $     1.95
 Less: Annual Premium on Portfolio Insurance per Unit..........
 Estimated Net Annual Interest Income per Unit................. $     48.74  $    49.20
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit................. $     48.74  $    49.20
 Divided by 12 and 2, respectively............................. $      4.06  $    24.60
Estimated Daily Rate of Net Interest Accrual per Unit.......... $    .13540  $   .13667
Estimated Current Return Based on Public Offering Price <F2>...        4.87%       4.92%
Estimated Long-Term Return <F2>................................        4.90%       4.95%
Estimated Initial Monthly Distribution (November 1997)......... $      2.57
Estimated Initial Semi-annual Distribution (January 1998)......              $    10.79
Estimated Normal Distribution per Unit <F2>.................... $      4.06  $    24.60

Trustee's Annual Fee <F3>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                California IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July

----------

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F3>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,533. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,735.


CALIFORNIA INSURED MUNICIPALS INCOME TRUST SERIES 170
     (IM-IT AND QUALITY MULTI-SERIES 295)
       PORTFOLIO As of October 16, 1997

                                                                                                               Offering
                                                                                                               Price To
                                                                                                               California
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                     Redemption         IM-IT Trust
              either Bonds Deposited or Bonds Contracted for<F1><F5>            Rating<F2>  Feature<F3>        <F4>
------------- -------------------------------------------------------------- -------------- ------------------ -------------
$     420,000 Sacramento, California, Municipal Utility District, Electric
              Revenue Bonds, Series J (AMBAC Indemnity Insured)  #5.50% Due                 2006 @ 102
              8/15/2021.....................................................            AAA 2017 @ 100 S.F.    $     422,100
      500,000 Sulphur Springs, California, Union School District (Los
              Angeles, California) Certificate of Participation   (AMBAC                    2007 @ 102
              Indemnity Insured)  #5.375% Due 2/1/2022......................            AAA 2013 @ 100 S.F.          496,655
      100,000 Riverside County, California, Asset Leasing Corporation,
              Leasehold Revenue Bonds, Series 1997A (County of Riverside
              Hospital Project) MBIA Insured  #0.00% Due 6/1/2024...........            AAA                           23,098<F6>
      325,000 Los Angeles County, California, Metropolitan Transportation
              Authority, Sales Tax Revenue Refunding Bonds, Proposition A,
              First Tier Senior, Series A (MBIA Insured)  #5.25% Due                        2007 @ 101
              7/1/2027......................................................            AAA 2020 @ 100 S.F.          317,086
      500,000 California Health Facilities Financing Authority, Insured
              Revenue Refunding Bonds (Sutter Health) Series A (FSA                         2007 @ 102
              Insured)  #5.25% Due 8/15/2027................................            AAA 2018 @ 100 S.F.          484,235
      500,000 Indio Public Financing Authority (Riverside County,
              California) Tax Increment Revenue Refunding Bonds, Series B                   2006 @ 102
              (MBIA Insured)  #5.35% Due 8/15/2027..........................            AAA 2018 @ 100 S.F.          491,525
      300,000 South San Francisco, California, Redevelopment Agency, Tax
              Allocation Revenue Bonds, Downtown/Central Redevelopment                      2007 @ 101
              Project (AMBAC Indemnity Insured)  #5.25% Due 9/1/2027........            AAA 2019 @ 100 S.F.          292,677
      110,000 California State, Department of Water Resources, Central
              Valley Project, Water System Revenue Bonds,   Series Q (MBIA                  2006 @ 101.50
              Insured)  #5.375% Due 12/1/2027...............................            AAA 2018 @ 100 S.F.          109,329
      250,000 San Joaquin Hills, California, Transportation Corridor
              Agency, Toll Road Revenue Refunding Bonds,   Series 1997A
              (MBIA Insured)  #5.375% Due 1/15/2029.........................            AAA 2007 @ 102               247,690
$   3,005,000                                                                                                  $   2,884,395
=============                                                                                                  =============

----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond
Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of
this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios".




   VIRGINIA QUALITY TRUST

--------------------------------------------------------------------------
General. The Virginia Quality Trust consists of 8 issues of Securities. None of the Bonds in the Virginia Quality Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Virginia Quality Trust) as follows: Water and Sewer, 4 (53%); Health
Care, 2 (33%) and Transportation, 2 (14%).   No Bond issue has received a
provisional rating.

Risk Factors. The Commonwealth's financial condition is supported by a broad-based economy, including manufacturing, tourism, agriculture, ports, mining and fisheries. Manufacturing continues to be a major source of employment, ranking behind only services, wholesale and retail trade, and government (Federal, state and local). The Federal government is a major employer in Virginia due to the heavy concentration of Federal employees in the metropolitan Washington, D.C. segment of northern Virginia and the military employment in the Hampton Roads area, which houses the nation's largest concentration of military installations, although civilian defense employment has been adversely affected by the retrenchment of the military sector and continues to decrease.

As the expansion phase of the current economic cycle further matures, Virginia's economy is expected to grow moderately over the next few years. Virginia's job growth is expected to slightly outperform the nation over the next few years. This reverses a trend of the last two years in which federal government downsizings placed a drag on total income growth. Likewise, Virginia is also expected to outperform the nation in personal income growth.

The Virginia economy experienced continued growth in fiscal year 1996 as the expansion entered its fourth year. Both total nonagricultural employment and personal income growth slowed. The anticipated slowdown in the Virginia economy occurred in fiscal year 1996 as employment increased by a modest 1.8%. The services and trade sectors recorded stronger job growth than forecast, while the government, construction, finance, insurance, and real estate sectors all were much weaker than anticipated. These gains amounted to almost 53,500 new jobs, only about two-thirds of the 86,600 new jobs created in fiscal year 1995. Northern Virginia experienced the best job growth among the state's metropolitan statistical areas during 1996, at 2.6% or 23,500 jobs.

In fiscal year 1997, Virginia is expected to add 65,500 nonagricultural jobs for growth of 2.1%. Services will again lead job growth at 4.4%, with gains of 39,500 jobs, only 200 more new jobs than in fiscal year 1996. Wholesale and retail trade will add almost 19,200 jobs. Job growth is forecast to continue to close to this level over the next biennium. The forecast anticipates that 59,600 new jobs will be created in fiscal year 1998. However, manufacturing employment continues to decline with an expected job loss of 3,000 in fiscal year 1997, or a decrease of 0.7%. Small job increases of 0.3% are predicted for fiscal year 1998. Most of the manufacturing job losses have occurred in textiles and apparel. This loss in manufacturing employment emphasizes the shift from a goods-producing economy to a service-producing one.

The impact of federal government downsizing remains an important concern over the next few years. The loss of high-paying manufacturing and federal government jobs has significantly contributed to Virginia's recent underperformance in comparison to the nation. The previous five years of federal government defense and non-defense downsizing have already taken more than 36,000 jobs from the Virginia economy - nearly one-half of a typical year's job growth. Federal government downsizing was even more pronounced in fiscal year 1996 than in the previous two fiscal years (recording job losses of 4,100 and 4,500 in fiscal years 1994 and 1995, respectively) as federal civilian government employment declined by 5,000 jobs. Most of the job losses during 1994-96 resulted from continued defense downsizing and federal government cutbacks in Northern Virginia and Hampton Roads.

The unemployment picture brightened in Virginia in fiscal year 1996. Virginia's unemployment rate of 4.4% was below the national average of 5.4%. Virginia's unemployment rate has typically been one of the lowest in the nation, largely as a result of the balance found in Virginia's economy, and has remained consistently below the national rate.

Personal income figures for Virginia have generally followed national trends. Changes in the Commonwealth personal income were generally higher than the U.S. figures in the 1980's. Since then, the Commonwealth and the nation have grown at similar rates. Virginia's per capita personal income of $23,974 for 1995 was 103% of the national figure, an increase of 4.5% from the previous year. Total personal income in Virginia is forecast to grow at 5.2% in fiscal year 1997 and 4.9% in fiscal year 1998. The largest portion of personal income, wages and salaries, is expected to increase 5.3% and 4.9% in fiscal years 1997 and 1998, respectively. This growth is expected to outperform U.S. personal income gains.

The Commonwealth of Virginia has historically operated on a fiscally conservative basis and is required by its Constitution to have a balanced biennial budget. At the end of the June 30, 1995, fiscal year, the General Fund had an ending fund balance computed on a budgetary cash basis of $350.7 million, of which $151.6 million was in required reserves. Approximately $199.1 million thereof was designated for expenditure during the next fiscal year, leaving no undesignated, unreserved fund balance. This is the first year since fiscal year 1991 that there has not been an undesignated fund balance. Computed on a modified accrual basis in accordance with generally accepted accounting principles, the General Fund balance at the end of the fiscal year ended June 30, 1995, was $(86.4) million, compared with a General Fund balance at the end of the fiscal year ended June 30, 1994, of $185.3 million. The fiscal year 1995 deficit in the General Fund when measured on the GAAP basis of accounting is the result of a settlement and subsequent ruling by the Virginia Supreme Court in the case of Harper v. Department of Taxation relating to the tax treatment of federal retiree's benefits.

In fiscal year 1996, total general fund revenues grew 6.9% to $7,356.1 million, exceeding the official forecast of $7,302.7 million (6.1% growth) by $53.4 million. This marked the sixth consecutive year that actual revenue collections slightly exceeded the official forecast.

General fund revenues for fiscal year 1996 consisted of the following: individual income tax at $4,348 million or 59.1% of total general fund revenue, state sales and use tax at $1,722 million or 23.4%, corporate income tax at $402.3 million or 5.5%, insurance premiums tax at $218 million or 3%, public utility tax at $115.5 million or 1.6%, and miscellaneous taxes and other revenues at $550.2 million or 7.5% of total general fund revenue. From 1995-96, corporate income taxes increased by 6.9%, individual income taxes increased by 7.9%, sales and use tax increased 3.9%, and the public utility tax increased by 6.3%.

A surge in collections of net individual income taxes, particularly in nonwithholding payments, accounted for most of the revenue surplus in fiscal year 1996. The $67.6 million surplus in net individual income taxes more than offset a $31.3 million shortfall in the corporate income tax source. The remaining three major sources--insurance company premium taxes, public service gross receipts taxes, and sales and use taxes--fell short of the official estimates, but remained close to their respective forecasts. Miscellaneous taxes and other revenues finished the fiscal year with a $28.8 million surplus. Stronger than expected collections of wills, suits, and deeds, estate and gift taxes, and interest on state monies provided the bulk of the gain in miscellaneous revenues. Total revenues are expected to grow by 4.6% for fiscal year 1997 and 4.7% for fiscal year 1998.

For fiscal years 1997 and 1998, the Governor has recommended amendments to fund the supplemental federal retiree settlement. For those retirees who were unable to participate in the first two settlements, the Governor proposed increases from the general fund of $499,409 for fiscal year 1997 and $320,895 for fiscal year 1998.

As of June 30, 1995, total debt of the Commonwealth aggregated $9.3 billion. Of that amount, $2.7 billion was tax-supported. Outstanding general obligation debt backed by the full faith and credit of the Commonwealth was $963 million at June 30, 1995. Of that amount, $524 million was also secured by revenue producing capital projects.

The Virginia Constitution contains limits on the amount of general obligation bonds which the Commonwealth can issue. These limits are substantially in excess of current levels of outstanding bonds, and at June 30, 1995 would permit an additional total of approximately $6 billion of bonds secured by revenue-producing projects and approximately $6.1 billion of unsecured general obligation bonds for capital projects, with not more than approximately $1 billion of the latter to be issued in any four-year period. Bonds which are not secured by revenue-producing projects must be approved in a state-wide election. In 1996, the Commonwealth issued over $259 million in bonds.

The Commonwealth of Virginia maintains a "triple A" rating from Standard & Poor's, Moody's and Fitch Investors Service on its general obligation indebtedness, reflecting in part its sound fiscal management, diversified economic base and low debt ratios. There can be no assurance that these conditions will continue. Nor are these same conditions necessarily applicable to securities which are not general obligations of the Commonwealth. Securities issued by specific municipalities, governmental authorities or similar issuers may be subject to economic risks or uncertainties peculiar to the issuers of such securities or the sources from which they are to be paid.

Tax Status. For a discussion of the Federal tax status of income earned on Virginia Quality Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the Commonwealth of Virginia ("Virginia" ) or counties, municipalities, authorities or political subdivisions thereof (the "
Bonds" ).

Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludible from gross income for federal income tax purposes and (iii) the interest thereon is exempt from income tax imposed by Virginia that is applicable to individuals and corporations (the "Virginia Income Tax" ). The opinion set forth below does not address the taxation of persons other than full time residents of Virginia.

In the opinion of Chapman and Cutler, special counsel to the Fund for Virginia tax matters, under existing law as of the date of this prospectus and based upon the assumptions set forth above:

The Virginia Quality Trust is not an association taxable as a corporation for purposes of the Virginia Income Tax and each Unitholder of the Trust will be treated as the owner of a pro rata portion of each of the assets held by the Trust and the income of such portion of the Virginia Quality Trust will be treated as income of the Unitholder for purposes of the Virginia Income Tax.

Interest on the Bonds which is exempt from Virginia Income Tax when received by the Virginia Quality Trust, and which would be exempt from Virginia Income Tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the Trust and distributed to such Unitholder.

The Virginia legislature has recently enacted a law, effective July 1, 1997, that would exempt from the Virginia Income Tax income derived on the sale or exchange of obligations of the Commonwealth of Virginia or any political subdivision or instrumentality of the Commonwealth of Virginia. However, Virginia law does not address whether this exclusion would apply to gains recognized through entities such as the Virginia Quality Trust. Accordingly, we express no opinion as to the treatment for Virginia Income Tax purposes of any gain or loss recognized by a Unitholder for federal income tax purposes.

The Virginia Income Tax does not permit a deduction of interest paid on indebtedness incurred or continued to purchase or carry Units in the Virginia Quality Trust to the extent that interest income related to the ownership of Units is exempt from the Virginia Income Tax.

In the case of Unitholders subject to the Virginia Bank Franchise Tax, the income derived by such a Unitholder from his pro rata portion of the Bonds held by the Virginia Quality Trust may affect the determination of such Unitholder's Bank Franchise Tax. Prospective investors subject to the Virginia Bank Franchise Tax should consult their tax advisors. Chapman and Cutler has expressed no opinion with respect to taxation under any other provisions of Virginia law. Ownership of the Units may result in collateral Virginia tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

Per Unit Information:                                                             Semi-
                                                                     Monthly      Annual
                                                                    ------------ -----------
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit......................... $     50.90  $    50.90
 Less: Estimated Annual Expense per Unit <F2>...................... $      2.40  $     1.90
 Estimated Net Annual Interest Income per Unit..................... $     48.50  $    49.00
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit..................... $     48.50  $    49.00
 Divided by 12 and 2, respectively................................. $      4.04  $    24.50
Estimated Daily Rate of Net Interest Accrual per Unit.............. $    .13471  $   .13609
Estimated Current Return Based on Public Offering Price <F1><F3>...        4.85%       4.90%
Estimated Long-Term Return <F3>....................................        4.88%       4.94%
Estimated Initial Monthly Distribution (November 1997)............. $      2.55
Estimated Initial Semi-annual Distribution (November 1997).........         --   $     2.58
Estimated Normal Distribution per Unit <F3>........................ $      4.04  $    24.50


Trustee's Annual Fee <F1><F4>... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                 Virginia Quality Trust under the monthly and semi-annual distribution plans
Record and Computation Dates.... TENTH day of the month as follows: monthly--each month; semi-annual--May and November
Distribution Dates.............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                 May and November
----------

<F1>During the first year the Trustee will reduce its fee by approximately $.01 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $50.91. Estimated Annual Expense per Unit will be increased to $2.41 and $1.91 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual
Interest Income per Unit will remain the same as shown. See "Estimated
Current Returns and Estimated Long-Term Returns" in Part II of this
Prospectus.

<F2>The estimated annual expenses are expected to fluctuate periodically (see "
Trust Administration--Fund Administration and Expenses--Miscellaneous
Expenses" in Part II of this Prospectus).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F4>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,530. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,730.


VIRGINIA INVESTORS' QUALITY TAX-EXEMPT TRUST SERIES 79
      (IM-IT AND QUALITY MULTI-SERIES 295)
        PORTFOLIO As of October 16, 1997

                                                                                                                      Offering
                                                                                    Rating<F2>                        Price To
                                                                                                                      Virginia
                                                                                    Standard                          Quality
 Aggregate        Name of Issuer, Title, Interest Rate and Maturity Date of either  & Poor's      Redemption          Trust
 Principal<F1>    Bonds Deposited or  Bonds Contracted for<F1><F5>                   Moody's      Feature<F3>         <F4>
----------------- ----------------------------------------------------------------- ------------- ------------------ -------------
$         150,000 Commonwealth of Virginia, Transportation Board, Revenue
                  Refunding Bonds (Northern Virginia Transportation District)
                  Project B  #5.125% Due 5/15/2019##...............................     AA    Aa2 2007 @ 101         $     145,526
          100,000 Prince William County, Virginia, Service Authority, Water and
                  Sewer System Revenue Refunding Bonds, Series 1993 (FGIC Insured)                2003 @ 102
                   #5.00% Due 7/1/2021.............................................    AAA    Aaa 2014 @ 100 S.F.           94,291
          250,000 Chesapeake Bay, Virginia, Bridge and Tunnel Commission, Revenue                 2005 @ 102
                  Refunding Bonds   (MBIA Insured)  #5.00% Due 7/1/2022............    AAA    Aaa 2020 @ 100 S.F.          237,027
          500,000 Fredericksburg, Virginia, Industrial Development Authority,
                  Hospital Facilities Revenue Bonds (Medicorp Health
                  System-Obligated Group) Ambac Indemnity Insured  #5.25% Due                     2007 @ 102
                  6/15/2023........................................................    AAA    Aaa 2017 @ 100 S.F.          487,390
          500,000 Roanoke County, Virginia, Water System Revenue Bonds, Series B                  2003 @ 102
                  (FGIC Insured)  #5.00% Due 7/1/2026..............................    AAA    Aaa 2014 @ 100 S.F.          468,630
          500,000 Norfolk, Virginia, Industrial Development Authority, Health Care
                  Revenue Bonds, Bon Secours Health System (MBIA Insured)  #5.25%                 2007 @ 102
                  Due 8/15/2026....................................................    AAA    Aaa 2018 @ 100 S.F.          486,595
          500,000 Fairfax County, Virginia, Water Authority, Water Revenue                        2007 @ 102
                  Refunding Bonds  #5.00% Due 4/1/2029.............................     AA    Aa2 2022 @ 100 S.F.          469,025
          500,000 Loudon County, Virginia, Sanitary Authority, Water Sewer Revenue                2007 @ 102
                  Bonds (FGIC Insured)  #5.25% Due 1/1/2030........................    AAA    Aaa 2027 @ 100 S.F.          487,355
$       3,000,000                                                                                                    $   2,875,839
=================                                                                                                    =============

----------
For an explanation of the footnotes used on this page, see "Notes to
Portfolios".



 As of the Date of Deposit: October 16, 1997
--------------------------------------------------------------------------
(1)All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from October 10, 1997 to October 15, 1997. These Securities have expected settlement dates ranging from October 16, 1997 to October 23, 1997 (see " Unitholder Explanations--Settlement of Bonds in the Trusts" in Part II of this Prospectus).


(2)All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. The ratings represent the latest published ratings by the respective rating agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective rating agency. "Y" indicates that such rating is contingent upon physical receipt by the respective rating agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Description of Ratings" in Part II of this Prospectus.

(3)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. For a general discussion of certain of these events, see "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" in Part II of this Prospectus. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "Federal Tax Status" in Part II of this Prospectus.

(4)Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price" in Part II of this Prospectus).

(5)Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:


                                                        Annual
                    Annual                   Profit     Interest    Bid Side
                    Insurance  Cost to       (Loss) to  Income to   Evaluation
   Trust            Cost       Sponsor       Sponsor    Trust       of Bonds
                    ---------  ------------- ---------- ----------- -------------
California IM-IT... $          $   2,860,932 $   23,463 $   155,138 $   2,862,233
Virginia Quality... $          $   2,852,860 $   22,979 $   153,938 $   2,853,339



The Bonds in the Insured Trust are insured as follows:


                    Bonds insured           Bonds insured
                    under AMBAC             under Financial
Trust               Indemnity               Guaranty                Preinsured    Total
                    portfolio insurance     portfolio insurance     Bonds
                    ----------------------- ----------------------- ------------- --------
California IM-IT...   --                       --                     100%          100%

The breakdown of the Preinsured Bond Insurers is as follows: California IM-IT Trust-- AMBAC Indemnity 40%, MBIA 43% and FSA 17%.


The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Trusts. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Securities marked by a double pound symbol (##) following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:



                    Percent of
                    Aggregate Principal    Range of Days Subsequent to
Trust               Amount                 First Settlement Date
                    ---------------------- -------------------------------
California IM-IT...   --                      --
Virginia Quality...   5%                      2 days


On the Date of Deposit, the offering side evaluations of the Securities in the California IM-IT and Virginia Quality Trusts were higher than the bid side evaluations of such Securities by 0.74% and 0.75%, respectively, of the aggregate principal amounts of such Securities.

"#" prior to the coupon rate indicates that such Bond was issued at an original issue discount. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Part II of this Prospectus.

(6)This Bond has been purchased at a deep discount from the par value because there is little or no stated interest thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds. Approximately 3% of the aggregate principal amount of the Securities in the California IM-IT Trust are "zero coupon" bonds. See "Unitholder Explanations--Settlement of
Bonds in the Trusts--Risk Factors" in Part II of this Prospectus for a discussion of zero coupon bonds.



  REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 295 (California IM-IT and Virginia Quality Trusts):

We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 295 (California IM-IT and Virginia Quality Trusts) as of October 16, 1997. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 295 (California IM-IT and Virginia Quality Trusts) as of October 16, 1997, in conformity with generally accepted accounting principles.


                                        GRANT THORNTON LLP

Chicago, Illinois
October 16, 1997


 INSURED MUNICIPALS INCOME TRUST and
 INVESTORS' QUALITY TAX-EXEMPT TRUST,
 MULTI-SERIES 295
 Statements of Condition
 As of October 16, 1997

                                                            California    Virginia
INVESTMENT IN SECURITIES                                    IM-IT         Quality
                                                            Trust         Trust
                                                            ------------- -------------
Contracts to purchase tax-exempt securities <F1><F2><F3>... $   2,884,395 $   2,875,839
Accrued interest to the First Settlement Date <F1><F3>.....        32,734        44,288
                                                            ------------- -------------
Total...................................................... $   2,917,129 $   2,920,127
                                                            ============= =============
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
Accrued interest payable to Sponsor <F1><F3>............... $      32,734 $      44,288
Interest of Unitholders--
Cost to investors <F4>.....................................     3,033,000     3,024,000
Less: Gross underwriting commission <F4>...................       148,605       148,161
                                                            ------------- -------------
Net interest to Unitholders <F1><F3><F4>...................     2,884,395     2,875,839
                                                            ------------- -------------
Total...................................................... $   2,917,129 $   2,920,127
                                                            ============= =============

==========

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" in Part II of this Prospectus. The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:


                                        Principal     Offering      Accrued
                          Amount of     Amount of     Price of      Interest to
                          Letter of     Bonds Under   Bonds Under   Expected
                          Credit        Contracts     Contracts     Delivery  Dates
                          ------------- ------------- ------------- ----------------
California IM-IT Trust... $   2,916,140 $   3,005,000 $   2,884,395 $         31,745
Virginia Quality Trust... $   2,918,229 $   3,000,000 $   2,875,839 $         42,390


Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained by such Trusts, by a prior owner of such Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

The Trustee will advance to the Trust the amount of net interest accrued to October 21, 1997, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.

The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" and "Trust Administration--General--Sponsor and Underwriter Compensation" in Part II of this Prospectus and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General" in
Part II of this Prospectus) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

--------------------------------------------------------------------------
As of the date of this Prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1997. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $121,200. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions and the deduction for personal or dependent exemptions or any other credits. These limitations were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See " Federal Tax Status" below and in Part II of this Prospectus for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.


CALIFORNIA


Taxable Income ($1,000's)                                                Tax-Exempt Estimated Current Return
---------------------------------------          ------------------------------------------------------------------------------
             Single               Joint      Tax
             Return              Return  Bracket   4 1/2%      5%      5 1/2%       6%       6 1/2%       7%       7 1/2%
 ------------------  ------------------ --------
                                                                       Equivalent Taxable Estimated Current Return
--------------------------------------- -------  ------------------------------------------------------------------------------
$         0 - 24.65 $        0 - 41.20     20.1%         5.63%   6.26%   6.88%      7.51%      8.14%       8.76%     9.39%
      24.65 - 59.75       41.20 - 99.60    34.7          6.89    7.66    8.42       9.19       9.95        10.72     11.49
     59.75 - 124.65      99.60 - 151.75    37.4          7.19    7.99    8.79       9.58       10.38       11.18     11.98
    124.65 - 271.05     151.75 - 271.05      42          7.76    8.62    9.48      10.34       11.21       12.07     12.93
        Over 271.05         Over 271.05    45.2          8.21    9.12    10.04     10.95       11.86       12.77     13.69



VIRGINIA


Taxable Income ($1,000's)                                                Tax-Exempt Estimated Current Return
---------------------------------------          ------------------------------------------------------------------------------
             Single               Joint      Tax
             Return              Return  Bracket   4 1/2%      5%      5 1/2%       6%       6 1/2%       7%       7 1/2%
 ------------------  ------------------ --------
                                                                       Equivalent Taxable Estimated Current Return
--------------------------------------- -------  ------------------------------------------------------------------------------
$         0 - 24.65 $        0 - 41.20     19.9%    5.62%        6.24%   6.87%       7.49%     8.11%       8.74%     9.36%
      24.65 - 59.75       41.20 - 99.60    32.1     6.63         7.36    8.10        8.84      9.57        10.31     11.05
     59.75 - 124.65      99.60 - 151.75      35     6.92         7.69    8.46        9.23      10.00       10.77     11.54
    124.65 - 271.05     151.75 - 271.05    39.7     7.46         8.29    9.12        9.95      10.78       11.61     12.44
        Over 271.05         Over 271.05    43.1     7.91         8.79    9.67       10.54      11.42       12.30     13.18



A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government, and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

FEDERAL TAX STATUS

--------------------------------------------------------------------------
On August 5, 1997, the President signed the Taxpayer Relief Act of 1997 (the "Act" ). Notwithstanding anything to the contrary in "Federal Tax
Status" in Part II of this Prospectus, under the Act, for taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) are subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding period of the capital assets. In particular, net capital gain, excluding net gain from property held more than one year but not more than 18 months and gain on certain other assets, is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Net capital gain that is not taxed at the maximum marginal stated tax rate of 20% (or 10%) as described in the preceding sentence, is generally subject to a maximum marginal stated tax rate of 28%. The Act also includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (and not loss) and for purposes of determining the holding period. Potential investors should consult their own tax advisors regarding the potential effect of the Act on their investment in Units. For a discussion of the Federal tax status of income earned on Trusts Units, see "Federal
Tax Status" in Part II of this Prospectus.

ESTIMATED CASH FLOWS TO UNITHOLDERS

--------------------------------------------------------------------------
The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

California IM-IT Trust

Monthly

                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
November       1997                            $    2.57                       $    2.57
December       1997 - August        2008            4.06                            4.06
September      2008                                 3.54     $    138.47          142.01
October        2008 - January       2022            3.44                            3.44
February       2022                                 3.23          164.86          168.09
March          2022 - May           2024            2.73                            2.73
June           2024                                 2.73           32.97           35.70
July           2024 - June          2027            2.73                            2.73
July           2027                                 2.59          107.15          109.74
August         2027                                 2.28                            2.28
September      2027                                  .97          428.62          429.59
October        2027 - November      2027             .45                             .45
December       2027                                  .40           36.27           36.67
January        2028 - January       2029             .29                             .29
February       2029                                                82.42           82.42


Semi-annual

Distribution Dates                      Estimated       Estimated       Estimated
(Each January and July                  Interest        Principal       Total
Unless Otherwise Indicated)             Distribution    Distribution    Distribution
--------------------------------------- --------------- --------------- ---------------
January        1998                          $    10.79                      $    10.79
July           1998 - July         2008           24.60                           24.60
September      2008                                         $    138.47          138.47
January        2009                               21.60                           21.60
July           2009 - January      2022           20.88                           20.88
February       2022                                              164.86          164.86
July           2022                               17.05                           17.05
January        2023 - January      2024           16.55                           16.55
June           2024                                               32.97           32.97
July           2024 - January      2027           16.55                           16.55
July           2027                               16.42          107.15          123.57
September      2027                                              428.62          428.62
December       2027                                               36.27           36.27
January        2028                                4.92                            4.92
July           2028 - January      2029            1.80                            1.80
February       2029                                               82.42           82.42

Virginia Quality Trust

Monthly

                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
November       1997                            $    2.55                       $    2.55
December       1997 - May           2019            4.04                            4.04
June           2019                                 3.87      $    49.60           53.47
July           2019 - June          2021            3.83                            3.83
July           2021                                 3.79           33.07           36.86
August         2021 - June          2022            3.70                            3.70
July           2022                                 3.60           82.67           86.27
August         2022 - June          2023            3.36                            3.36
July           2023                                 2.78          165.34          168.12
August         2023 - June          2026            2.66                            2.66
July           2026                                 2.46          165.35          167.81
August         2026                                 2.00                            2.00
September      2026                                 1.41          165.34          166.75
October        2026 - March         2029            1.30                            1.30
April          2029                                 1.10          165.34          166.44
May            2029 - December      2029             .63                             .63
January        2030                                  .42          165.35          165.77


Semi-annual

Distribution Dates                       Estimated       Estimated       Estimated
(Each May and November                   Interest        Principal       Total
Unless Otherwise Indicated)              Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
November       1997                            $    2.58                       $    2.58
May            1998 - May           2019           24.50                           24.50
June           2019                                           $    49.60           49.60
November       2019                                23.29                           23.29
May            2020 - May           2021           23.25                           23.25
July           2021                                                33.07           33.07
November       2021                                22.67                           22.67
May            2022                                22.45                           22.45
July           2022                                                82.67           82.67
November       2022                                21.00                           21.00
May            2023                                20.43                           20.43
July           2023                                               165.34          165.34
November       2023                                17.02                           17.02
May            2024 - May           2026           16.19                           16.19
July           2026                                               165.35          165.35
September      2026                                               165.34          165.34
November       2026                                11.30                           11.30
May            2027 - November      2028            7.92                            7.92
April          2029                                               165.34          165.34
May            2029                                 7.05                            7.05
November       2029                                 3.89                            3.89
January        2030                                 1.08          165.35          166.43


UNDERWRITING

--------------------------------------------------------------------------
The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Unitholder
Explanations--Underwriting" in Part II of this Prospectus.


                                                                                                                  California
Name                                                                                                            IM-IT  Trust
                                             Address                                                                   Units
                                                                                                           -----------------
Van Kampen American Capital Dist., Inc.      One Parkview Plaza, Oakbrook Terrace, Illinois 60181                     2,383
Dean Witter Reynolds, Incorporated           2 World Trade Center, 59th Floor, New York, New York 10048                 250
A.G. Edwards & Sons, Inc.                    One North Jefferson Avenue, St. Louis, Missouri 63103                      100
Gruntal & Co., Incorporated                  14 Wall Street, New York, New York 10005                                   100
Edward D. Jones & Co.                        201 Progress Parkway, Maryland Heights, Missouri  63043                    100
McLaughlin, Piven, Vogel Securities, Inc.    30 Wall Street, 5th Floor, New York, New York 10005                        100
                                                                                                                      3,033
                                                                                                           =================

                                                                                                                 Virginia
                                                                                                                  Quality
Name                                                                                                                Trust
                                           Address                                                                  Units
                                                                                                                ---------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                    1,924
Anderson & Strudwick, Inc.                 1108 East Main Street, Richmond, Virginia 23219                           500
Davenport & Co. of Virginia Inc.           901 E. Cary Street, Richmond, Virginia 23219                              100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                  100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                   100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014               100
Wheat First Butcher Singer                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219         100
                                                                                                                   3,024
                                                                                                                =========


No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.


Title                                                Page
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION                 2
CALIFORNIA IM-IT TRUST                                     3
VIRGINIA QUALITY TRUST                                    13
OTHER MATTERS                                             20
Report of Independent Certified Public Accountants        20
Statements of Condition                                   21
Equivalent Taxable Estimated Current Return Tables        22
Federal Tax Status                                        23
Estimated Cash Flows to Unitholders                       24
Underwriting                                              26

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS
PART I
October 16, 1997

Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust,
                              Multi-Series 295

                           California IM-IT 170
                            Virginia Quality 79

A Wealth of Knowledge A Knowledge of Wealth
       VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

This Part I of the Prospectus may not be distributed unless accompanied by
Part II. Both Parts of this Prospectus should be retained for future reference.

                   Contents of Registration Statement

  This Amendment of Registration Statement comprises the following papers and documents:
      The facing sheet and the Cross-Reference sheet
      The Prospectus and the signatures
      The consents of independent public accountants, ratings services and legal counsel
  The following exhibits:

  1.1    Copy of Trust Agreement.

  1.5    Form of Master Agreement Among Underwriters.

  3.1 Opinion and consent of counsel as to legality of securities being registered.

  3.2    Opinion  of counsel as to the  Federal
         and Virginia income tax status of securities being registered.

  3.3 Opinion and consent of counsel as to New York income tax status of the Fund under New York law.

  3.4 Opinion and consent of counsel as to income tax status to California residents of Units of the California IM-IT Trust.

  4.1    Consent of Interactive Data Corporation.

  4.2    Consent of Standard & Poor's with respect to the Insured Trusts.

  4.3    Consent of Grant Thornton LLP.

  EX-27  Financial Data Schedules.

                               Signatures

     The Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 295, hereby identifies Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189 and Multi-Series 213 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 295 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 16th day of October, 1997.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 295



                                    By Gina M. Costello
                                       Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on October 16, 1997 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

  Signature              Title

Don G. Powell       Chairman and Chief Executive    )
                     Officer                        )


William R. Molinari President and Chief Operating   )
                     Officer

Ronald A. Nyberg    Executive Vice President and    )
                     General Counsel

William R. Rybak    Executive Vice President and    )
                     Chief Financial Officer        )

Gina M.Costello                                     (Attorney-in-fact*)


     *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and the same are hereby incorporated herein by this reference.